Exhibit 99.1

Advantage Provides Update on Disposition of Non-Core Assets

(TSX: AAV, NYSE: AAV)

CALGARY, March 28, 2013 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") (TSX: AAV) (NYSE: AAV) provides the following update:

Non-Core Asset Disposition to Questfire Energy Corp.

•	The previously announced transaction with Questfire Energy Corp. ("Questfire") (a TSX-V listed company) for the sale of substantially all of Advantage's remaining non-core assets consisting of approximately 5,900 boe/d of production has been modified as follows:
•	The transaction is now anticipated to close on or before April 30, 2013 and is subject to satisfaction of customary closing conditions
•	The consideration will consist of $40 million of cash, a $44 million Convertible Senior Secured Debenture (the "Debenture") and 1.5 million Class B shares. All net revenues accruing as part of customary closing adjustments between the effective date of November 1, 2012 and the closing date will be paid to Advantage in cash thereby reducing the principal amount of the debenture.
•	Advantage retains an option to appoint two board members to the Board of Directors of Questfire Energy Corp.
•	The net cash proceeds from this transaction will be used to reduce outstanding bank indebtedness.
•	Upon closing of the non-core asset dispositions, Advantage's major assets will consist of our signature Glacier Montney property, our 45% interest in Longview Oil Corp. and the Questfire Debenture.
•	Advantage's credit facility will be revised due to the non-core asset dispositions and is currently under review.

Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things the terms of non-core property dispositions and anticipated timing of completion thereof; strategic alternatives process and the anticipated benefits therefrom; anticipated review of the Corporations Credit Facility expected use of proceeds from non-core property dispositions; expected production from the Glacier area and for the Corporation as a whole; test rates; our future operating and financial results; supply and demand for crude oil and natural gas; projections of royalty rates and operating costs; the Corporation's drilling and completion plans; plans for development of the Upper, Middle and Lower Montney; the Corporation's business strategy and it plans for its assets; and the Corporation's expectations regarding its ability to protect Advantage's business in the current industry and economic environment. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; the intended use of the net proceeds of any disposition of non-core assets might change if the board of directors of Advantage determines that it would be in the best interests of Advantage to deploy the proceeds for some other purpose; failure to complete the non-core property dispositions, failure to realize the benefits from or complete a transaction pursuant to the strategic alternative process; industry conditions; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding among other things: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Any references in this press release to initial and/or final test or production rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter.  These test results are not necessarily indicative of long-term performance or ultimate recovery.

SOURCE: Advantage Oil & Gas Ltd

%CIK: 0001468079

For further information:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 20:16e 28-MAR-13